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Exhibit 12.1

GENZYME CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands)

	Year Ended December 31,
	1999	2000	2001	2002	2003
Income (loss) before income taxes	$117,928	$(7,462)	$(118,343)	$104,211	$5,055
Add: equity in loss of equity method investments	42,696	44,965	35,681	16,858	16,743
Deduct: minority interest	(3,674)	(4,625)	(2,259)	—	(2,232)

Income (loss) before income taxes, equity in loss of equity method investments and minority interest	156,950	32,878	(84,921)	121,069	19,566
Add:
Fixed charges:
Portion of rents representative of the interest factor	7,533	9,233	11,233	11,833	15,233
Amortization of debt issuance costs	1,333	1,148	2,638	2,964	3,311
Interest expense	20,438	14,562	34,495	24,188	23,289
Amortization of capitalized interest	3,021	3,287	3,829	4,178	5,132
Minority interest in pre-tax loss of subsidiaries that have not included fixed charges	3,674	4,625	2,259	—	2,232

As adjusted income (loss)	$192,949	$65,733	$(30,467)	$164,232	$68,763

Fixed charges:
Interest expense	20,438	14,562	34,495	24,188	23,289
Capitalized interest	1,329	2,713	4,173	5,250	6,136
Amortization of debt issuance costs	1,333	1,148	2,638	2,964	3,311
Portion of rents representative of the interest factor	7,533	9,233	11,233	11,833	15,233

Total fixed charges	$30,633	$27,656	$52,539	$44,235	$47,969

Ratio of earnings to fixed charges (1)	6.3x	2.4x	—	3.7x	1.4x

(1)
The ratio of earnings to fixed charges is not presented for the year ended December 31, 2001 because in such year fixed charges exceeded earnings (as set forth above) by $83.0 million primarily due to:

•
$95.6 million of charges for in-process research and development resulting from the acquisitions of Novazyme Pharmaceuticals, Inc. and Wyntek Diagnostics, Inc.; and

•
a loss of $25.0 million related to the sale of our Snowden-Pencer line of surgical instruments.

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GENZYME CORPORATION AND SUBSIDIARIES Computation of Ratio of Earnings to Fixed Charges (Amounts in thousands)